Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following communication was first made available to employees of Cameron International Corporation on October 13, 2015.

 Cameron Integration

 Schlumberger & Cameron – A Unique Combination  August 26 – Schlumberger and Cameron jointly announce a definitive merger agreement in which the companies would combine in a stock and cash transaction, with closing expected in Q1 2016Cameron shareholders to receive 0.716 Schlumberger shares and $14.44 in cash for each share of CameronThe transaction combines two complementary technology portfolios into a “pore-to-pipeline” products and services offering with customers to benefit through technology system innovation and improved operational performance,

 Schlumberger at a Glance  * Note: Effective July, 2015

 Schlumberger and Cameron – Ideal Partners  Rich History  Strong Core Values  Technology Leadership  Commitment to Safety & Customers  Operational Excellence  ✔  ✔  ✔  ✔  ✔  ✔  ✔  ✔  ✔  ✔

       Processing Systems  1  4  Drilling Tools   New Schlumberger Group Structure  Cameron  Characterization  Drilling  Production  Schlumberger  Notes: (1) Revenue year end 2014, (2) CAM and SLB SEC filings, IHS, Infield, Capital IQ, Spears, SLB and CAM, public sources, (3) Business Rank source: Spears Oilfield Market Report May 2015, * No ranking published by Spears; source: Schlumberger  $10.3 billion  $12.2 billion  $18.5 billion  $18.1 billion  Revenue    Well Services  OneSubsea  Wireline  2  1  1  2  Drilling & Measurements  Completions  Drilling Systems  Testing Services  2  1  1  3  Geoservices    Artificial Lift  Valves & Measurements  WesternGeco  1  2  1  2  Bits  Well Intervention  Surface Systems  SIS*  1  1  1  1  M-I SWACO  Business Rank

       Well  Characterization   Production  Drilling  Production  Drilling  Wellhead+    Reservoir  Integrated Drilling SystemsIntegrated Production Systems  Expanding from Subsurface to Surface  6

 Cost Synergies  7  Manufacturing & Supply Chain  Operating Costs  Transformation  Corporate G&A  Back-office Support  Segment & Geographical G&A  OperationalCosts

Revenue Benefits

Value	Customers	Schlumberger / CAMERON
	▪ Increase recovery rates	▪ Expand our customer base
	▪ Reduce costs per barrel	▪ Leverage our global footprint
	▪ Closer commercial alignment	▪ Broaden our technology portfolio

Integration

- Automation
- Software
- Instrumentation
- System Integration
- Performance
- Services
- Rentals

Schlumberger

Equipment | Components | Sales

CAMERON

CAMERON

Schlumberger

Schlumberger-Private

OneSubsea – Accelerating the Implementation

- Expand customer base and geographical coverage
- Introduce performance based boosting contracts
- Accelerate joint R&E with Completion and Artificial Lift product lines
- Leverage reservoir knowledge in early design phase discussions
- Increase focus on design simplification and cost efficiency



CAMERON

Schlumberger

Schlumberger-Private

 Largest installed base of BOPsIntroduce service based business models Launch R&E program for future BOPs  10  BOP Non-Productive Time – Addressing the Industry Issue      Floaters284 Rigs  Onshore1,789 Rigs  Jackups492 Rigs  Source: IHS-Petrodata, Internal data. *Active fleet only (newbuilds not included)

 11  Rig of the Future – The New Land Drilling System     DesignProprietary features based on years of R&E Rig EquipmentSurface components provided by CameronClosely integrated with Drilling Group BHA SoftwareDeveloped on the Petrel platform Optimization of planning and wellsite execution

 12  CAMSHALE  Drilling Pressure Control  Production Systems  Flowback and Testing  Wellheads  World’s largest rental fleet of pressure control equipmentIntegrate with frac fleet to optimize and automate surface set-up and operations

Schlumberger and Cameron: The Next Industry Breakthrough

- Greater opportunities for employees
  - Personal development and career advancement
- Technology leadership
  - Increased focus on R&D
- Expansion of customer base
  - Leveraging Schlumberger's geographic footprint
- Vertical integration
  - Insource products leveraging Cameron's manufacturing expertise
    - eg. Valves and Process Equipment
- Supply chain leverage





Schlumberger-Private

CAMERON

Schlumberger

Functional Integration Teams  Sales/Accounts  Information Technology  Infrastructure  HSE & Security  Legal  Finance  Marketing/Branding  Communications  Supply Chain  Human Resources  Integration Management Office (IMO)  Executive Steering Committee        Business Integration Teams  Executive Steering Committee ( ESC)  Manufacturing  Surface  ProcessSystems  Transformation  Drilling  NPD/Engineering  Geography  One Subsea  V&M  Services (After Market)  Scott Rowe (CAM)Ashok Belani (SLB)Simon Ayat (SLB)JF Poupeau (SLB)Gerard Martellozo (SLB)Justin Rounce (CAM)  Culture  Integration Teams

 Q1 2016  Phase I, Information Gathering & Analysis  ESCApprovals  Phase III,Detailed Planning  Integration Timeline  Oct 1     Ongoing Communications and Change Management  Phase II,Strategic Recom.   Kick-off Meeting  Contingency Period  Integration Execution  Close

 Preserve highest standards in Ethics and ComplianceCreating value from unique combination of Schlumberger and CameronConverge around common values while respect cultural differencesEnsure seamless transition for customers and suppliersEstablish transparent and ambitious integration plans and execute diligentlySelect the best from each part of the new organization  Integration Principles  16

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION
Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.